UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2008

Commission File Number ________________

Novogen Limited
(Translation of registrant’s name into English)

140 Wicks Road, North Ryde, NSW, Australia
(Address of principal executive office)
___________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): ☐

Note: Regulation S-T Rule 101 (b)( I) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule lO1(b)(7): ☐

Note: Regulation S-T Rule l01(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule l2g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
/s/  Ron Erratt
Ronald Lea Erratt
Company Secretary
Date 31 October, 2008

Chairman’s address
to the Annual General Meeting of Novogen Limited
31 October, 2008

It is with pleasure that I present to you our valued shareholders my address for the 2008 Annual General Meeting.

I will comment on the current crisis in financial markets and what effect it may have on Novogen.  I will summarise the important achievements for the 2007/2008 financial year and highlight our plans for the future.

The current world financial crisis presents a challenge to all companies especially those dependent on public shareholder equity and perhaps even more so to those companies in an early stage of development.

Novogen has been affected for some considerable time by one of the practices implicated in the distortion of the market namely short selling and particularly the so called naked short selling.  This is the selling of shares without borrowed access to the equivalent amount of scrip.  It should be noted that, because Novogen has a dual exchange listing and that this practice is still permitted in non-financial stocks in the US, the Company is still subjected to this practice and it is happening daily.  Short selling is even more acute in our US subsidiary Marshall Edwards, Inc., where the volumes of naked shorts are averaging in excess of 800,000 shares at any one time.  The practice has a very depressing effect on the Group’s share prices.  Although this practice was formally prohibited by the SEC in September 2008, it continues seemingly unabated.

Novogen, like many Biotechnology companies, has also been overlooked for some time by some investment managers who have preferred to take positions in derivatives and financial instruments.   where less capital outlay is required and presumably because they believed they were spreading risk and optimising returns.  In fact the risk was simply hidden through a succession of derivative instruments, and we now see that returns have turned negative.  Hedge funds used to deliver the sorts of returns normally associated with the more traditional biotechnology type of investment but in the short term.  Their approach has now been exposed to be unsustainable in the current market.

This whole culture of hiding risk to achieve higher and shorter term returns has been driven in part by what was ironically called “best practice”.  And this ‘best practice’ included putting remuneration at risk with inbuilt short, medium and long term incentives.  It should come as no surprise that the general market move towards high ratios of remuneration “at risk” through excessive bonuses and lower fixed salaries has fed this culture of creatively exploiting gaps in the regulatory frame work.  Novogen has never paid bonuses to senior executives and will continue its policy of competitive fixed salaries and a modest share option scheme available to all permanent employees.

As we move through this present period of turmoil in the investment markets, in the medium to long term a readjustment should work in the Group’s favour as investors reassess the underlying value of tangible intellectual property and its potential for above average long term commercial returns.

In the short term it will continue to be difficult to find new equity investors or early stage licence partners as investors continue to retain very high levels of cash until confidence returns to the market; and as potential business partners constrict their operations to conserve their own cash and current market positions.

Against this trend, I am pleased to report that in July, 2008 Novogen raised $5.5 million for investment in Marshall Edwards and that Marshall Edwards raised a further $4.5 million directly making a total of $10.0 million to continue its oncology clinical  development.

In June, 2008 Marshall Edwards earned a place on the Russell 3000 index for the top companies listed on Nasdaq.

Our US subsidiary company Glycotex, Inc., also raised $500,000 through a share placement in January, 2008.

Glycotex, Inc., has recently announced a Collaboration Agreement with Advanced Medical Solutions (“AMS”) for the joint development of GYC-101 in wound dressings.  AMS is a UK company involved in the manufacture and development of wound care products.  In addition Glycotex recently announced the enrolment of the first patient in the Phase IIb trial to assess the use of GYC-101 to aid healing following cosmetic surgery of the lower eyelids.  Glycotex has also completed the preparatory work to move to an IPO when market condition improve.

In August, 2008 Novogen had reportedly achieved the highest share price growth of the local biotech companies for the previous 6 months.  Much of that share price gain has of course been lost in the recent past but we believe we have faired better than most in our sector and are optimistic that we can return to an upward trend in the near term.

As we move into 2009 we will manage our cash reserves prudently with the primary focus on our flagship Ovature program operating within Marshall Edwards.  This pivotal Phase III international multi-centred study is working toward its important milestone of an interim analysis which is possible because we have agreed this process and strategy with the US FDA under the program’s Special Protocol Assessment.  The independent Data Monitoring Committee is due to meet before the end of this calendar year and we trust that its review of the trial is as positive as it was when it met earlier in the year.

Given the importance of the Marshall Edwards’ work I have invited its chairman Professor Bryan Williams to address you today in addition to presentations from the Chief executive Christopher Naughton and our Research Director Professor Alan Husband.

JPMorgan continues to work as the exclusive financial advisor to Marshall Edwards and is aggressively pursuing all licensing opportunities.

We continue to monitor the equity markets particularly in the US and will consider additional funding when the opportunity presents.

I trust I have conveyed to you today the Board’s belief that Novogen will immerge from the current market turmoil in a strong position and be well placed to move forward.

The Board is currently reassessing the combined expertise of its members to identify any gaps for the next stage of our development.  We will look for example to add some relevant additional expertise in US biotechnology and capital markets.  This will be done in the context of our strategy to:

•	minimise our physical assets and labour costs whilst treasuring our skilled and loyal staff who develop and protect and expand our IP assets;
•	carry out targeted research to increase the intrinsic value of our compounds;
•	take our compounds into the clinic to add real value and then seek attractive licence deals for the subsequent final regulatory approvals and product commercialisation.

We undertake these oversight responsibilities within the ongoing function of the Board that regularly reviews and confirms or readjusts the relevant strategies for all the Group’s business units.

Thank you for you continued interest and support of your company Novogen.

Philip Johnston
Chairman